PLEDGE AGREEMENT
        For the Benefit of the Contran Deferred Compensation Trust No. 3


     This Pledge Agreement (this "Agreement") is made as of July 1, 2004 between Contran Corporation, a Delaware corporation ("Contran"), and Valhi Group, Inc., a Nevada corporation and a subsidiary of Contran ("VGI").

                                    Recitals

     A. Contran and Glenn R. Simmons, the vice chairman of the board of Contran and a resident of Dallas, Texas ("Simmons"), have entered into certain nonqualified deferred compensation agreements, namely (collectively with any further amendments to these agreements, the "Deferred Compensation Agreements"):

          (1)  The  Deferred  Compensation  Agreement  (Originally   Established
               October 31, 1984) Amended and Restated as of January 1, 1999;

          (2) The Contran Corporation 2001 Deferred Compensation Agreement as of December 31, 2001; and

          (3)  The Deferred Compensation Agreement as of January 1, 2003.

Pursuant to the Deferred Compensation Agreements, Contran has an obligation to pay Simmons upon the occurrence of certain events (a "Payout Event") the value of Simmons's deferred compensation accounts established by the Deferred Compensation Agreements, less the value of assets concurrently distributed to him at the time by the trustee of the Amended and Restated Contran Deferred Compensation Trust No. 3 as of July 1, 2004 (the "CDCT").

     B. Contran desires to fund its obligations to Simmons under the Deferred Compensation Agreements by contributing to the CDCT 300,000 shares (the "Shares") of the common stock, par value $0.01 per share, of Valhi, Inc., a Delaware corporation ("Valhi"), that VGI holds.

     C. To permit Contran to fund its obligations to Simmons under the Deferred Compensation Agreements, VGI has agreed to pledge the Shares to the CDCT in consideration of a collateral fee and an indemnity from Contran.

                                    Agreement

     In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows.

     Section 1. The Pledge. VGI agrees to secure Contran's obligations under the Deferred Compensation Agreements by granting to the CDCT a security interest in the Shares and delivering to the CDCT stock certificates for the Shares with applicable stock powers duly executed in blank by VGI, all in a form reasonably satisfactory to the CDCT. VGI warrants that the Shares, when delivered to the CDCT will be free and clear of all liens, claims and encumbrances whatsoever, except for such liens, claims and encumbrances on the Shares created by this Agreement. The CDCT may at any time following the occurrence and during the continuation of a Payout Event cause any or all of the Shares to be transferred of record into the name of the CDCT or its nominee and exercise any and all rights of a secured party holding a security interest in the Shares under the uniform commercial code. Prior to the transfer of record of a Share to the CDCT upon a Payout Event, VGI shall retain all rights to vote the Share and receive dividends on the Share.

     Section 2. The Pledge Fee. As consideration for pledging the Shares, Contran shall pay to VGI on March 31, June 30, September 30 and December 31 of each year (if a business day, and if not, on the next successive business day as if made as of the end of such calendar quarter) a fee equal to 0.125% of the value of the Shares based on the closing sales price per share for shares of Valhi common stock on the second to last day of such calendar quarter on which such shares traded as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade. Upon the termination of this Agreement, if the termination date is not as of the end of a calendar quarter, Contran shall pay on the termination date to VGI a pro rated fee based on the portion of the calendar quarter that the Shares were pledged and the closing sales price of Valhi common stock on the second to last day on which such shares traded prior to the termination date as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.

     Section 3. Indemnity. Contran agrees to indemnify VGI against any loss or incremental cost resulting from the pledge of the Shares to the CDCT under this Agreement or the transfer of the Shares to the CDCT upon a Payout Event.

     Section 4. Termination. Either party hereto may terminate this Agreement by giving the other party thirty days advance written notice of such termination. On the termination date of this Agreement, Contran shall return the stock certificates representing the Shares to VGI and the related stock powers that VGI originally tendered to Contran under this Agreement.

     Section 5. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the state of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Texas.

     Executed as of the date first above written.

                               CONTRAN CORPORATION



                               By: /s/Steven L. Watson
                                   -----------------------
                                   Steven L. Watson, President


                               VALHI GROUP, INC.



                               By: /s/Bobby D. O'Brien
                                   -----------------------
                                   Bobby D. O'Brien, Vice President